Exhibit 99.1

NEWS RELEASE
Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE SECOND QUARTER OF FISCAL 2021

VANCOUVER, British Columbia - October 15, 2020 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for the second quarter of Fiscal 2021 ended September 30, 2020 (“Q2 Fiscal 2021”). The Company produced approximately 1.7 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 7.1 million pounds of zinc and sold approximately 1.7 million ounces of silver, 2,200 ounces of gold, 18.6 million pounds of lead, and 7.4 million pounds of zinc in Q2 Fiscal 2021. For the first six months of Fiscal 2021, the Company produced approximately 3.5 million ounces of silver, 39.2 million pounds of lead, and 14.7 million pounds of zinc. The Company is on track to produce between 6.2 - 6.5 million ounces of silver, 66.1 - 68.5 million pounds of lead, and 24.5 - 26.7 million pounds of zinc in Fiscal 2021, in line with the annual production guidance previously reported in the Company’s news release dated February 6, 2020. The Company will report its unaudited financial and operating results for Q2 Fiscal 2021, expected to be released on Thursday, November 5, 2020 after market close.

Q2 FISCAL 2021 CONSOLIDATED OPERATIONAL HIGHLIGHTS

  Ore mined of 267,852 tonnes, a 3% increase over Q2 Fiscal 2020;

  Sold approximately 1.7 million ounces of silver, 2,200 ounces of gold, 18.6 million pounds of lead, and 7.4 million pounds of zinc, representing an increase of 98% and 11% in gold and zinc sold, and a decrease of 8% and 3% in silver and lead sold over Q2 Fiscal 2020; and

  Produced approximately 1.7 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 7.1 million pounds of zinc, representing an increase of 2% in zinc production, and a decrease of 8%, 6%, and 3% in silver, gold, and lead production over Q2 Fiscal 2020.

The operational results for Q2 Fiscal 2021 are summarized as follows:

	Three months ended September 30, 2020				Three months ended September 30, 2019
	Ying Mining				Ying Mining
	District	GC	BYP	Consolidated	District	GC	Consolidated

Production Data
Ore Mined (tonne)	181,020	86,833	-	267,853	176,085	83,172	259,257
Ore Milled (tonne)	179,083	84,850	-	263,933	179,147	86,134	265,281

Head Grades
Silver (gram/tonne)	288	81	-		306	100
Lead (%)	4.4	1.8	-		4.5	2.0
Zinc (%)	0.7	3.4	-		0.8	3.2

Recovery Rates
Silver (%)	94.4	82.5	-		96.2	75.9
Lead (%)	96.1	89.2	-		95.7	88.3
Zinc (%)	57.9	87.3	-		58.6	86.1

Sales Data
Silver (in thousands of ounces)	1,556	184	-	1,740	1,711	183	1,894
Gold (in thousands of ounces)	1.0	-	1.2	2.2	1.1	-	1.1
Lead (in thousands of pounds)	15,585	2,966	-	18,551	16,389	2,680	19,069
Zinc (in thousands of pounds)	1,384	6,027	-	7,411	1,428	5,227	6,655

Metal production
Silver (in thousands of ounces)	1,525	182	-	1,707	1,651	210	1,860
Gold (in thousands of ounces)	1.1		-	1.1	1.2		1.2
Lead (in thousands of pounds)	16,080	3,006	-	19,085	16,388	3,279	19,667
Zinc (in thousands of pounds)	1,643	5,490	-	7,133	1,813	5,199	7,011

The operational results for the first six months of Fiscal 2021 are summarized as follows:

	Six months ended September 30, 2020				Six months ended September 30, 2019
	Ying Mining				Ying Mining
	District	GC	BYP	Consolidated	District	GC	Consolidated

Production Data
Ore Mined (tonne)	355,196	167,212	-	522,408	352,669	163,980	516,649
Ore Milled (tonne)	356,772	169,487	-	526,259	356,828	167,996	524,824
			-
Head Grades			-
Silver (gram/tonne)	290	87	-		318	97
Lead (%)	4.5	1.8	-		4.5	1.9
Zinc (%)	0.8	3.4	-		0.9	3.3
			-
Recovery Rates			-
Silver (%)	94.6	82.7	-		96.0	76.4
Lead (%)	96.1	89.5	-		95.7	88.5
Zinc (%)	60.9	87.3	-		58.5	85.9

Sales Data
Silver (in thousands of ounces)	3,228	384	-	3,612	3,373	376	3,749
Gold (in thousands of ounces)	2.1	-	1.2	3.3	2.1	-	2.1
Lead (in thousands of pounds)	33,364	6,072	-	39,436	31,225	5,686	36,911
Zinc (in thousands of pounds)	3,421	10,948	-	14,369	3,518	10,471	13,989

Metal production
Silver (in thousands of ounces)	3,068	391	-	3,459	3,415	401	3,816
Gold (in thousands of ounces)	2.2	-	-	2.2	2.2	-	2.2
Lead (in thousands of pounds)	33,021	6,142	-	39,163	33,316	6,242	39,558
Zinc (in thousands of pounds)	3,563	11,103	-	14,667	3,860	10,415	14,275

Ying Mining District

In Q2 Fiscal 2021, ore mined at the Ying Mining District was 181,020 tonnes, an increase of 3%, compared to 176,085 in Q2 Fiscal 2020. Ore milled was 179,083 tonnes, with average head grades of 288 grams per tonne (“g/t”) for silver, 4.4% for lead, and 0.7 % for zinc, compared to 179,147 tonnes of ore milled with average head grades of 306 g/t for silver, 4.5% for lead and 0.8% for zinc in Q2 Fiscal 2020. Metals production at the Ying Mining District in Q2 Fiscal 2021 was approximately 1.5 million ounces of silver, 16.1 million pounds of lead, and 1.6 million pounds of zinc, compared to approximately 1.7 million ounces of silver, 16.4 million pounds of lead, and 1.8 million pounds of zinc produced in Q2 Fiscal 2020.

For the first six months of Fiscal 2021, metal production at the Ying Mining District was approximately 3.1 million ounces of silver, 33.0 million pounds of lead and 3.6 million pounds of zinc. The Ying Mining District is on track to achieve its annual guidance to produce between 5.6 - 5.8 million ounces of silver, 56.6 - 58.0 million pounds of lead and 7.0 - 8.0 million pounds of zinc in Fiscal 2021.

GC Mine

In Q2 Fiscal 2021, ore mined at the GC Mine was 86,833 tonnes, an increase of 4% compared to 83,172 in Q2 Fiscal 2020. Ore milled was 84,850 tonnes, with average head grades of 81 g/t for silver, 1.8% for lead, and 3.4 % for zinc, compared to 86,134 tonnes of ore milled with average head grades of 100 g/t for silver, 2.0% for lead and 3.2% for zinc in Q2 Fiscal 2020. Metals production at the GC Mine in Q2 Fiscal 2021 was approximately 182 thousand ounces of silver, 3.0 million pounds of lead, and 5.5 million pounds of zinc, compared to approximately 210 thousand ounces of silver, 3.3 million pounds of lead, and 5.2 million pounds of zinc produced in Q2 Fiscal 2020.

For the first six months of Fiscal 2021, metal production at the GC Mine was approximately 391 thousand ounces of silver, 6.1 million pounds of lead and 11.1 million pounds of zinc. The GC Mine is on track to achieve its annual guidance to produce between 600 - 700 thousand ounces of silver, 9.5 - 10.5 million pounds of lead and 17.5 - 18.7 million pounds of zinc in Fiscal 2021.

BYP Mine

In Q2 Fiscal 2020, the Company sold all remaining gold concentrate inventories that had been produced by the mine before it was placed on care and maintenance.

Filing of NI 43-101 Technical Report on Ying Mining District

The Company has filed on SEDAR an independent technical report (the “Report”) prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects on the Ying Mining District prepared by AMC Mining Consultants (Canada) Ltd. previously reported in the news release dated August 31, 2020. There are no material differences in the Report from those results in the Company’s news release dated August 31, 2020 and the full Report can be found on SEDAR under the Company’s profile at www.sedar.com and on the Company’s website at www.silvercorp.ca.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.